UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

Resolution to Enter into a Trust Agreement for the Acquisition of Treasury Shares

On July 24, 2025, the board of directors of KB Financial Group Inc. (“KB Financial Group”) resolved to enter into a trust agreement with Hana Securities Co., Ltd. to acquire treasury shares within the profits available for dividends. The details are as follows:

Total Contract Amount		KRW 660,000,000,000

Contract Period	From	July 24, 2025
	To	January 9, 2026

Purpose of Acquisition		To increase shareholder return and corporate value

Contracting Party		Hana Securities Co., Ltd.

Expected Date of Agreement		July 24, 2025

Number of Treasury Shares owned as of July 24, 2025		17,310,128 shares (4.54%)

Date of Resolution by the Board of Directors		July 24, 2025

Number of Shares Expected to be Acquired	Common Shares	5,724,197
	Other Shares	—

Price of Shares Expected to be Acquired	Common Shares	115,300
	Other Shares	—

Expected Holding Period After Acquisition		Less than one (1) year after the expiration of the contract period of the trust agreement

Other Material Information for an Investment Decision

–  The “Total Contract Amount” above is the acquisition amount determined through a resolution of the board of directors.

–  The “Number of Shares Expected to be Acquired” and “Price of Shares Expected to be Acquired” above are calculated based on the closing price of common shares of KB Financial Group on the Korea Exchange as of July 23, 2025 (one day prior to the date of the resolution of the board of directors), which was KRW 115,300. The actual number and amount of shares to be acquired are subject to change depending on fluctuations in share price.

–  The treasury shares acquired through this trust agreement are expected to be cancelled within one (1) year after the expiration of the contract period of the trust agreement.

ø Limitation on the acquisition amount of treasury shares as of July 24, 2025:

(Unit: in millions of Won)

Items	Amount
1. Upper limit of profits available for dividends as of the end of the previous fiscal year in accordance with the Korean Commercial Code	2,786,844
2. Amount of treasury shares acquired since the end of the previous fiscal year	820,000
3. Dividends and related earnings surplus reserves resolved at the annual general shareholders’ meeting held after the end of the previous fiscal year	298,285
4. Quarterly/interim dividends and related earnings surplus reserves resolved at the meeting of the board of directors after the end of the previous fiscal year	669,339
5. Contract amount for the trust agreement	—
6. Acquisition cost of the treasury shares if disposed after the end of the previous fiscal year (based on the moving average method applied to the acquisition cost)	—
Limitation on the acquisition amount of treasury shares (1-2-3-4-5+6)	999,220

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: July 24, 2025	By:	/s/ Sang Rok Na
(Signature)
	Name:	Sang Rok Na
	Title:	Managing Director and Chief Financial Officer